SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                            SUNDSTRAND CORPORATION
                               (Name of Issuer)

                    Common Stock, par value $.50 per share
                        (Title of Class of Securities)

                                   86732310
                                (CUSIP Number)

            John A. Levin                       (212) 332-8400
            John A. Levin & Co., Inc.           One Rockefeller Plaza
                                                New York, New York 10020
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                               October 5, 1995
         (Date of event which requires filing of this statement)
                            ______________________

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

            Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                      13D
CUSIP No.  86732310
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     John A. Levin & Co., Inc.
          OF ABOVE PERSON                       13-3134273
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS

            OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                    14,500

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER                 811,150

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER               14,500

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER          1,333,480
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                  1,348,705

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           4.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  IA, BD
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  86732310
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     John A. Levin
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  00
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER              14,500

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER           811,150

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER         14,500

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER    1,333,480
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON            1,348,705
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               4.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

            The Schedule 13D, initially filed on December 22, 1994, and subsequently amended on December 23, 1994, by John A. Levin & Co., Inc. ("Levin & Co.") and John A. Levin relating to the
Common Stock, par value $.50 per share (the "Common Stock"), of Sundstrand Corporation, a Delaware corporation (the "Company") is hereby amended by this Amendment No. 2 to the Schedule 13D as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
             The amount of proceeds, net of commission, from sales of the Common Stock made during the past sixty days was $19,025,016.

Item 4.     Purpose of Transaction.

            Item 4 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

            The purpose of the acquisition of shares of Common Stock by Levin & Co. is for investment. Levin & Co. intends to review its holdings with respect to the Company on a continuing basis. Depending on its evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Levin & Co. may acquire additional shares of Common Stock or other securities of the Company, sell all or a portion of its shares of Common Stock or other securities of the Company, now owned or hereafter acquired, or maintain its position at current levels.
            Except as described above, Levin & Co. has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Levin & Co. may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters.

Item 5.     Interest in Securities of the Issuer.
            Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

            (a) As of the close of business on October 5, 1995, Levin & Co. holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 1,348,705 shares of the Common Stock representing approximately 4.3% of the outstanding shares of Common Stock (based upon 31,319,461 shares of Common Stock reported to be outstanding at July 31, 1995 in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended June 30, 1995).
By virtue of John A. Levin's positions as President, director and sole stockholder of Levin & Co., Mr. Levin may be deemed the beneficial owner of the 1,348,705 shares of Common Stock held by Levin & Co.
            (b) Levin & Co. has the sole power to vote and dispose of 14,500 shares of the Common Stock. Levin & Co. shares the power to vote 811,150 shares of Common Stock owned by its advisory clients and shares the power to dispose of 1,333,480 shares of Common Stock owned by its advisory clients. All such powers of Levin & Co. may be exercised by John A. Levin.
            (c) The trading dates, number of shares of Common Stock sold and average price per share (before subtracting out the cost of commissions) for all transactions in the Common Stock by Levin
& Co. during the past 60 days are set forth on Schedule A hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange.
            (d) The shares of Common Stock held by Levin & Co. are held for the benefit of its investment advisory clients. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such client has any of the foregoing rights with respect to more than 5% of the class of Common Stock.
            (e) Not applicable.

                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:      October 6, 1995

                                    JOHN A. LEVIN & CO., INC.
                                    By: /s/ John A. Levin
                                        -------------------------
                                        John A. Levin, President


                                    /s/ John A. Levin
                                    -----------------------------
                                          John A. Levin

                                  SCHEDULE A

                       Transactions in the Common Stock


                                                      Average Price Per Share
              Date of         No. of Shares             (before subtracting
            Transaction            Sold                       commissions)

            -----------          -----------------          -----------------
                 8/4/95                 6,000                  $66.87
                9/19/95                 2,500                  $67.60
                9/20/95                 3,200                  $66.54
                9/21/95                84,700                  $64.62
                9/22/95                50,000                  $64.50
                9/26/95                10,000                  $64.62
                9/27/95                39,300                  $64.73
                9/28/95                54,780                  $64.50
                10/2/95                 1,375                  $63.93
                10/3/95                 2,950                  $64.03
                10/5/95                40,000                  $64.00
             ---------------          -------------         --------------
         Total                        294,805